XPH 11/4

SECUR 04019614 IMISSION

RECEIVED OCT 28 2004 WASH, D.C. 188 SECTION

BB 11/4

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SEC FILE NUMBER 8- 53707

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/04/2003 (MM/DD/YY) AND ENDING 08/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: MMLISI Financial Alliances, LLC

FN: Olsen Thielen Wealth Accumulation Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North, Suite 1760
(No. and Street)

St. Paul	Minnesota	55101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gloria Peterson 651-665-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4200 Norwest Center	Minneapolis	Minnesota	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olsen Thielen Wealth Accumulation Services, LLC, as of August 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sharon Catherine Peterson
NOTARY PUBLIC - MINNESOTA
MY COMMISSION
EXPIRES JAN. 31, 2008

[signature]
Signature

Treasurer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- XX ☒ (a) Facing Page.
- XX ☒ (b) Statement of Financial Condition.
- XX ☒ (c) Statement of Income (Loss).
- XX ☒ (d) ~~Statement of Changes in Financial Condition~~ Statement of Cash Flows
- XX ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Independent Auditors' Report on Internal Accounting Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Members
Olsen Thielen Wealth Accumulation Services, LLC:

We have audited the accompanying statement of financial condition of Olsen Thielen Wealth Accumulation Services, LLC (the Company) as of August 31, 2004, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olsen Thielen Wealth Accumulation Services, LLC as of August 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

October 15, 2004

OLSEN THIELEN WEALTH ACCUMULATION SERVICES, LLC
Statement of Financial Condition
August 31, 2004

Assets

Cash	$	10,760
Commissions receivable		99
Prepaid expenses		1,008
		11,867

Liabilities and Members' Equity

Liabilities:

Accounts payable	$	600
		600

Members' Equity:

Members' cumulative contributions		50,000
Cumulative losses		(38,733)
		11,267
	$	11,867

See accompanying notes to financial statements

OLSEN THIELEN WEALTH ACCUMULATION SERVICES, LLC
Statement of Operations
For the year ended August 31, 2004

Revenues		
Commission income	$	2,009
		2,009
Expenses		
Accounting services fees		5,400
Audit fees		2,866
Regulatory fees		1,659
Legal fees		1,654
Rent		1,200
Employee license fees		1,327
Postage		60
Bank charges		58
		14,224
Net loss	$	(12,215)

See accompanying notes to financial statements

OLSEN THIELEN WEALTH ACCUMULATION SERVICES, LLC
Statement of Changes in Members' Equity
For the year ended August 31, 2004

	Securian	Olsen Thielen & Company, Ltd.	WorthMark Financial Services LLC	MML Investors Services Inc.	Total
Balance at August 31, 2003	$ 23,482	$ ---	$ ---	$ ---	$ 23,482
Net loss for period from September 1, 2003 to August 5, 2004	(11,620)	---	---	---	(11,620)
Ownership transfer on August 5, 2004	(11,862)	---	11,862	---	---
Net loss for period from August 6, 2004 to August 23, 2004	---	---	(450)	---	(450)
Ownership transfer on August 23, 2004	---	---	(11,412)	11,412	---
Net loss for period from August 24, 2004 to August 31, 2004	---	---	---	(145)	(145)
Balance at August 31, 2004	$ ---	$ ---	---	11,267	$ 11,267

See accompanying notes to financial statements

OLSEN THIELEN WEALTH ACCUMULATION SERVICES, LLC
Statement of Cash Flows
For the year ended August 31, 2004

Cash flows from operating activities:	
Net loss	$ (12,215)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in commissions receivable	(99)
Increase in prepaid expenses	(1,008)
Decrease in accounts payable	(1,833)
Decrease in due to WorthMark Financial Services, LLC	(450)
Net cash used in operating activities	(3,390)
Decrease in cash	(15,605)
Cash at beginning of year	26,365
Cash at end of year	$ 10,760

See accompanying notes to financial statements

OLSEN THIELEN WEALTH ACCUMULATION SERVICES, LLC

Notes to Financial Statements

August 31, 2004

(1) Nature of Business

Olsen Thielen Wealth Accumulation Services, LLC (the Company) was formed as a limited liability company on June 22, 2001, and commenced operations on October 2, 2001. Initially the Company was a joint venture between Securian Financial Services, Inc. (Securian), a minority unit holder, and Olsen Thielen & Company, Ltd. Securian owned 5 class B units, which represented 49% of the voting rights in the Company, and Olsen Thielen & Company, Ltd. owned 95 class A units, which represented 51% of the voting rights. On August 5, 2004, Securian and Olsen Thielen & Company, Ltd. transferred all of the Class A and B units to WorthMark Financial Services, LLC (WorthMark) and all other interests were terminated at that time. On August 23, 2004, WorthMark transferred all of the Class A and B units to MML Investors Services, Inc. In September of 2004 the Company's name was changed to MMLISI Financial Alliances, LLC (MMLISI). The Company intends to accept new members who will be professional firms who will refer their clients to the Company.

The Company was formed to offer financial and estate planning services and seminars to the public and certain professional firm clients. The Company will ultimately aid in the sale of insurance and investment products to their clients. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently.

(2) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

(3) Allocation of Profits and Losses

Net losses were allocated to Securian until the ownership transfer occurred on August 5, 2004. From August 5, 2004 to August 23, 2004 losses were allocated to WorthMark and from August 23, 2004 to August 31, 2004 losses were allocated to MMLISI. Future profits/losses will be allocated to each member as determined by allocating each earned commission (or other revenue source) to the account of the member who generated the sale. Each member will then be allocated a pro rata share of expenses.

(4) Income Taxes

The Company is a limited liability company and is being treated as a partnership for federal and state income tax purposes. For the period until the ownership transfer to WorthMark, taxes are not assessed

at the partnership level, but any taxable income, expense, gain, loss, or credit is passed through to its owners based on each owner's distributive share. For the period from August 6th until August 31st, the Company will be treated as a disregarded entity pursuant to the IRS's "check-the-box" Regulations. For that purpose, the Company will be treated as a division of WorthMark for the period from August 6th until August 20th, and a division of MML Investor Services, Inc. from August 20th to August 31st, whereby all income, gain, expense, gain, loss, or credit is 100% allocated to the respective member.

(5) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At August 31, 2004, the Company had net capital and a net capital requirement of $10,160 and $5,000, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.06 to 1 at August 31, 2004.

(6) Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)(2)(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" is not required.

OLSEN THIELEN WEALTH ACCUMULATION SERVICES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Commission
as of August 31, 2004

Members' Equity	$	11,267
Less: Prepaid expenses		(1,008)
Commissions receivable		(99)
Net capital before haircuts on securities		10,160
Haircuts on securities		0
Net capital	$	10,160
Total aggregate indebtedness	$	600
Net capital	$	10,160
Minimum capital required to be maintained (the greater of $5,000 or 6 2/3% of aggregate indebtedness of $12)		5,000
Net capital in excess of requirements	$	5,160
Ratio of aggregate indebtedness to net capital		0.06

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.

See accompanying independent auditors' report

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members
Olsen Thielen Wealth Accumulation Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Olsen Thielen Wealth Accumulation Services, LLC (the Company) for the year ended August 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or the practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

October 15, 2004